Filed by Steelcase Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject company: Steelcase Inc.

Commission file number: 001-13873

EDITION 1 SEPTEMBER 2025 Introduction As we begin the exciting journey of bringing together the strengths of our two companies, this newsletter is designed to keep you informed and more connected. In each issue, we’ll provide updates on the integration process, share stories from across the businesses, spotlight our brands, highlight our leaders, and answer your questions. Our goal is to keep you connected to what’s happening and what’s ahead. Integration Insights To ensure the long-term success of HNI and Steelcase as a combined company, we are committed to a thoughtful, seamless integration process. We have selected Boston Consulting Group (BCG) as an external integration firm partner. Our next step is to organize the teams and workstreams that will build plans on how we will integrate the two companies and deliver on our combined vision for the future. BCG will help guide an internal integration team made up of leaders from both HNI and Steelcase to ensure we are best leveraging the strengths of each organization. Integration Update BCG brings a depth of expertise in mergers and acquisitions with a track record of helping companies deliver their long-term strategic goals. BCG will begin guiding HNI and Steelcase to develop an integration strategy and identify priorities. Much of this work cannot start until after our companies officially join. In future newsletters, we will share updates about the integration process, including the workstream team members, as well as additional information about HNI and Steelcase.1

EDITION 1 | SEPTEMBER 2025 Across the Business “Hosting the HNI team in Grand Rapids was a meaningful opportunity to connect and deepen our understanding of one another. I was encouraged by our shared values and the clear commitment to people and customers as both companies prepare for what’s ahead.” -Sara Armbruster Steelcase President and CEO Steelcase Visit In mid-August, members of the HNI leadership team traveled to Grand Rapids, Michigan to visit Steelcase’s headquarters. Jeff Lorenger, Chairman, President, and CEO; Jennifer Petersen, Vice President, Member and Community Relations (MCR); VP Berger, Executive Vice President & Chief Financial Officer; and Kourtney Smith, Chief Operating Officer, Kimball International all enjoyed the chance to connect in person with Steelcase employees. It was an opportunity to learn more about each of the organizations, see Steelcase facilities, and meet with Steelcase employees. The HNI leadership team greatly appreciated the warm welcome and reception from Steelcase President and CEO Sara Armbruster and her leadership team. Steelcase employees valued meeting Jeff and hearing his and Sara’s perspectives on the acquisition. Jeff and Sara hosted two town hall meetings to address global Steelcase employees. During these meetings, Jeff covered several key points including: The Steelcase brand has significant value and recognition with customers and will remain intact following closing. Grand Rapids will remain as Steelcase’s headquarters location and a key hub for Steelcase’s operations. This is consistent with the successful approach used during HNI’s recent integration with Kimball International, which continues to be based in Jasper, Indiana. In uniting Steelcase with the HNI family, we will bring together two highly complementary dealer networks and product portfolios with some of our industry’s most respected and widely known brands. We are committed to a thoughtful, intentional integration approach. Our shared values and culture will be the cornerstone of these integration efforts. This trip also included plant tours, various one-on-one conversations, and roundtable meetings between HNI and Steelcase leadership further discussing next steps and the excitement of bringing our two companies together.2

EDITION 1 | SEPTEMBER 2025 Your Questions, Answered What will be the focus of the integration team and who will be on the team? While the integration team is still being formed and the detailed strategy has not yet taken shape, its core focus will be to ensure a smooth and coordinated transition that supports both people and the business. Key leaders from both companies will play an active role in guiding the integration, bringing their experience and insights to help set priorities and make thoughtful decisions. Importantly, the integration team will play a key leadership role in managing the transition so others can continue to deliver on existing priorities and keep the business running as usual, minimizing any disruption. As plans develop, we’ll share more about the integration team priorities, workstream team members, and progress in future newsletters. What will be the combined company’s commitment to people and planet? We are proud of the strong legacies at both HNI and Steelcase. As a combined company we will remain deeply committed to fostering an inclusive and sustainable future, for our people and our planet. We are dedicated to creating a workplace that is a community for everyone, where all members and employees feel seen, heard, and valued. Member Resource Groups (MRGs) and Business Inclusion Groups (BIGs) will continue to thrive as vital communities that foster connection, support, and engagement. We will continue our strong commitments to conducting business in ways that are good for the planet— both today, and for generations to come, continuously looking for new and better ways to achieve our sustainability objectives and support our customers’ goals. Visit HNI’s Corporate Responsibility report and Steelcase’s Net-Zero Transition Plan by scanning the QR codes. HNI Steelcase What should employees and members expect from the merging of two cultures? HNI and Steelcase bring distinct cultures shaped by our individual journeys. We thoughtfully considered this critical aspect of bringing our companies together and feel confident in our shared commitment to the same underlying core beliefs and values. That said, joining our cultures will be a thoughtful journey that will take time. Our goal is not to replace what makes either organization special, but rather to create a unified culture that leverages the best from both companies. Our shared deep commitment to respecting people, operating with excellence, acting with integrity, and a relentless focus on customers will unite us and, over time, unlock new opportunities for connection, innovation, and collective success. Have a question? We’re listening. Scan the dedicated QR code to submit a question. Leadership teams will review questions from their respective members and employees. HNI Members Steelcase Employees 3

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, which involve risks and uncertainties. Any statements about HNI’s, Steelcase’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “anticipate,” “believe,” “could,” “confident,” “continue,” “estimate,” “expect,” “forecast,” “hope,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “possible,” “potential,” “predict,” “project”, “target,” “trend” and similar words, phrases or expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements about the benefits of the transaction between HNI and Steelcase (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.

The following Transaction-related factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between HNI and Steelcase; the outcome of any legal proceedings that may be instituted against HNI or Steelcase; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that seeking or obtaining such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Steelcase operate; any failure to promptly and effectively integrate the businesses of HNI and Steelcase; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Steelcase’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time to the Transaction from ongoing business operations and opportunities.

Additional important factors relating to Steelcase that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, competitive and general economic conditions domestically and internationally; acts of terrorism, war, governmental action, natural disasters, pandemics and other Force Majeure events; cyberattacks; changes in the legal and regulatory environment; changes in raw material, commodity and other input costs; currency fluctuations; changes in customer demand; and the other risks and contingencies detailed in Steelcase’s most recent Annual Report on Form 10-K and its other filings with the U.S. Securities and Exchange Commission (the “SEC”).

Additional important factors relating to HNI that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, HNI’s ultimate realization of the anticipated benefits of the acquisition of Kimball International; disruptions in the global supply chain; the effects of prolonged periods of inflation and rising interest rates; labor shortages; the levels of office furniture needs and housing starts; overall demand for HNI’s products; general economic and market conditions in the United States and internationally; industry and competitive conditions; the consolidation and concentration of HNI’s customers; HNI’s reliance on its network of independent dealers; change in trade policy, including with respect to tariff levels; changes in raw material, component, or commodity pricing; market acceptance and demand for HNI’s new products; changing legal, regulatory, environmental, and healthcare conditions; the risks associated with international operations; the potential impact of product defects; the various restrictions on HNI’s financing activities; an inability to protect HNI’s intellectual property; cybersecurity threats, including those posed by potential ransomware attacks; impacts of tax legislation; and force majeure events outside HNI’s control, including those that may result from the effects of climate change, a description of which risks and uncertainties and additional risks and uncertainties can be found in HNI’s most recent Annual Report on Form 10-K and its other filings with the SEC.

These factors are not necessarily all of the factors that could cause HNI’s, Steelcase’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Steelcase’s or the combined company’s results.

All forward-looking statements attributable to HNI, Steelcase, or the combined company, or persons acting on HNI’s or Steelcase’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and HNI and Steelcase do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Steelcase updates one or more forward-looking statements, no inference should be drawn that HNI or Steelcase will make additional updates with respect to those or other forward-looking statements. Further information regarding HNI, Steelcase and factors that could affect the forward-looking statements contained herein can be found in HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Steelcase’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC.

No Offer or Solicitation

This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information and Where to Find It

In connection with the Transaction, HNI will file with the SEC a Registration Statement on Form S-4 to register the shares of HNI common stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of HNI and Steelcase that also constitutes a prospectus of HNI. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of HNI and Steelcase.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING HNI, STEELCASE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Steelcase through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Steelcase at its website, www.Steelcase.com (information included on or accessible through either of HNI’s or Steelcase’s website is not incorporated by reference into this communication).

Participants in the Solicitation

HNI, Steelcase, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of HNI and Steelcase and other persons who may be deemed to be participants in the solicitation of proxies in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Information about the directors and executive officers of HNI and their ownership of HNI common stock is set forth in the definitive proxy statement for HNI’s 2025 Annual Meeting of Shareholders, filed with the SEC on March 11, 2025; in Table I (Information about our Executive Officers) at the end of Part I of HNI’s Annual Report on Form 10K for the fiscal year ended December 28, 2024, filed with the SEC on February 25, 2025; in HNI’s Current Report on Form 8K filed with the SEC on June 20, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by HNI’s directors and executive officers; and in other documents filed by HNI with the SEC. Information about the directors and executive officers of Steelcase and their ownership of Steelcase common stock can be found in Steelcase’s definitive proxy statement in connection with its 2025 Annual Meeting of Shareholders, filed with the SEC on May 28, 2025; under the heading “Supplementary Item. Information About Our Executive Officers” in Steelcase’s Annual Report on Form 10K for the fiscal year ended February 28, 2025, filed with the SEC on April 18, 2025; in Steelcase’s Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on July 11, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by Steelcase’s directors and executive officers; and in other documents filed by Steelcase with the SEC. Free copies of the documents referenced in this paragraph may be obtained as described above under the heading “Important Information and Where to Find It.”